FNX MINING COMPANY INC. ANNOUNCES $102 MILLION “BOUGHT DEAL” FINANCING

TORONTO, Ontario - November 4, 2005 - FNX Mining Company Inc. (FNX-TSX/AMEX) (“FNX”) is pleased to announce that it has entered into an agreement with a syndicate of underwriters which have agreed to purchase, on a bought deal basis, 7.5 million common shares of FNX at a price of Cdn$13.60 per common share for aggregate gross proceeds of Cdn$102 million. The underwriters also have the option to purchase for resale up to an additional 2.5 million common shares at a price of Cdn$13.60 per common share on the closing date. If the option is exercised the gross proceeds will be Cdn$136 million. FNX plans to use the net proceeds of the offerings for development of FNX’s 100% owned Sudbury properties including; rehabilitation and development of the Levack Mine; Phase I development of the Podolsky 2000 Deposit; Phase II development of the PM Deposit; exploration and development of the Levack Footwall Deposits; continued exploration and development of the Podolsky North and South Deposits; exploration of the Aurora properties; and for working capital and general corporate purposes.

The common shares to be sold under this offering will be offered by way of a short form prospectus in each province of Canada where purchasers reside and the common shares to be sold under this offering will be offered in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended.

The offering is scheduled to close on November 28, 2005 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange, the American Stock Exchange and other applicable securities regulatory authorities.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. The securities have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

For further information, please contact: FNX Website - www.fnxmining.com

Terry MacGibbon, President and CEO
Tel: 416-628-5922, Fax 416-360-0550, Email: tmacgibbon@fnxmining.com

Ronald P. Gagel, Vice President and CFO
Tel: 416-368-0990, Fax 416-360-0550, Email: rgagel@fnxmining.com